Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-4 of our reports dated April 16, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America), relating to the financial statements of Mittal Steel Company N.V. and subsidiaries, and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 20-F/A of Mittal Steel Company N.V. and subsidiaries for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Proxy Statement/Prospectus, which is part of this Registration Statement.

/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands

June 29, 2007